Exhibit 21.1

TWIN RIVER WORLDWIDE HOLDINGS, INC.

Subsidiary Name	State or Other Jurisdiction of Incorporation
Twin River Management Group, Inc.	Delaware
Premier Entertainment Biloxi, LLC d/b/a Hard Rock Hotel & Casino	Delaware
UTGR, Inc. d/b/a Twin River Casino Hotel	Delaware
Premier Entertainment II, LLC d/b/a Newport Grand	Delaware
Mile High USA, Inc.	Delaware
Twin River – Tiverton, LLC d/b/a Tiverton Casino Hotel	Delaware
Premier Entertainment III, LLC d/b/a/ Dover Downs Gaming & Entertainment	Delaware
Premier Entertainment Black Hawk, LLC	Colorado
Premier Entertainment Vicksburg, LLC	Delaware